Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Noah Holdings Private Wealth and Asset Management Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND CONTINUING APPOINTMENT OF INDEPENDENT DIRECTORS WHO HAVE SERVED MORE THAN NINE YEARS;

(2) PROPOSED GRANT OF REPURCHASE MANDATE AND ISSUANCE MANDATE;

(3) DECLARATION OF FINAL DIVIDEND;

(4) PROPOSED RE-APPOINTMENT OF THE AUDITOR; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

Capitalized terms used in this cover page shall have the same meanings as those defined in this circular.

A letter from the board is set out on pages 4 to 12 of this circular.

A notice convening the AGM to be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Monday, June 12, 2023 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Sunday, June 11, 2023, New York time), and at any adjourned meeting thereof, is set out on pages 20 to 25 of this circular. The form of proxy for use at the AGM is enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

The Board has fixed the close of business on Monday, April 17, 2023, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary shares. Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM or any adjourned meeting thereof. Holders of the ADSs as of the close of business on Monday, April 17, 2023, New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 9:00 a.m. on June 10, 2023, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on June 2, 2023, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the AGM.

April 25, 2023

Pages

CONTENTS

DEFINITIONS		1

LETTER FROM THE BOARD		4

1.	Introduction	4

2.	Proposed Re-election of Retiring Directors and Continuing Appointment of Independent Directors Who Have Served More Than Nine Years	5

3.	Proposed Grant of Repurchase Mandate and Issuance Mandate	7

4.	Declaration of Final Dividend	9

5.	Proposed Re-appointment of the Auditor	9

6.	General	9

7.	Responsibility Statement	12

8.	Recommendation	12

9.	Additional Information.	12

APPENDIX I – PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED		13

APPENDIX II – EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE.		17

NOTICE OF ANNUAL GENERAL MEETING		20

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American Depositary Shares (two ADSs representing one ordinary share)
“AGM”	an annual general meeting of the Company to be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Monday, June 12, 2023 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Sunday, June 11, 2023, New York time), to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 20 to 25 of this circular, or adjournment(s) or postponement(s) thereof
“Articles of Association”	the sixth amended and restated memorandum of association and articles of association of the Company adopted on December 16, 2022 and effective on December 23, 2022, as amended from time to time
“Board”	the board of Directors
“close associate”	has the meaning ascribed to it under the Hong Kong Listing Rules
“Companies Act”	the Companies Act of the Cayman Islands as amended from time to time
“Company”, “we”, “us”, or “our”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”
“Corporate Governance and Nominating Committee”	corporate governance and nominating committee of the Company
“Corporate Governance Code”	the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules
“Director(s)”	the director(s) of the Company
“Dividend Record Date”	being the record date for determination of entitlement of Shareholders to the Final Dividend

DEFINITIONS

“Final Dividend”	the proposed final dividend for the year ended December 31, 2022 to Shareholder whose names appear on the register of members of the Company on the Dividend Record Date
“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited
“Issuance Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with unissued Shares and/or ADSs of not exceeding 20% of the number of the issued Shares as of the date of passing the ordinary resolution approving such mandate
“Latest Practicable Date”	April 17, 2023, being the latest practicable date for ascertaining certain information for inclusion in this circular before the publication of this circular
“Listing Date”	July 13, 2022, on which the Class A ordinary shares were secondary listed on the Main Board of the Hong Kong Stock Exchange and from which dealings in the Class A ordinary shares were permitted to commence on the Main Board of the Hong Kong Stock Exchange
“NYSE”	the New York Stock Exchange
“ordinary shares”	ordinary shares of the share capital of the Company with a par value of US$0.0005 each, giving a holder of an ordinary share one vote per share on any resolution tabled at the Company’s general meeting
“PRC”	the People’s Republic of China, excluding, for the purposes of this circular only, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan, except where the context requires otherwise

DEFINITIONS

“Prospectus”	the Company’s prospectus published on June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange
“Repurchase Mandate”	a general mandate proposed to be granted to the Directors to repurchase Shares and/or ADSs of not exceeding 10% of the number of issued Shares as of the date of passing the ordinary resolution approving such mandate
“RSUs”	restricted share units
“SEC”	U.S. Securities and Exchange Commission
“SFC”	Securities and Futures Commission of Hong Kong
“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
“Share(s)”	the ordinary shares in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share in the capital of the Company
“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs
“subsidiary” or “subsidiaries”	has the meaning ascribed to it under the Hong Kong Listing Rules
“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy- backs issued by the SFC as amended from time to time
“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
“US$”	U.S. dollars, the lawful currency of the U.S.
“%”	per cent

LETTER FROM THE BOARD

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

Directors	Registered office
Ms. Jingbo Wang (汪靜波) (Chairwoman of the Board and chief executive officer)	PO Box 309, Ugland House Grand Cayman, KY1-1104
Mr. Zhe Yin (殷哲)	Cayman Islands
Ms. Chia-Yue Chang (章嘉玉)
Principal Executive Officers of Main Operations
Non-executive Directors	Building 2, 1687 Changyang Road
Mr. Neil Nanpeng Shen (沈南鵬)	Shanghai, PRC
Mr. Boquan He (何伯權)
Address in Hong Kong
Independent Directors	34 Floor, Tower Two
Dr. Zhiwu Chen (陳志武)	Times Square, 1 Matheson Street
Ms. May Yihong Wu (吳亦泓)	Causeway Bay, Hong Kong
Mr. Tze-Kaing Yang (楊子江)
Mr. Jinbo Yao (姚勁波)

April 25, 2023

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS
AND CONTINUING APPOINTMENT OF
INDEPENDENT DIRECTORS
WHO HAVE SERVED MORE THAN NINE YEARS;

(2) PROPOSED GRANT OF REPURCHASE MANDATE AND
ISSUANCE MANDATE;

(3) DECLARATION OF FINAL DIVIDEND;

(4) PROPOSED RE-APPOINTMENT OF THE AUDITOR;
AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the AGM for Shareholders’ approval and the notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND CONTINUOUS APPOINTMENT INDEPENDENT NON-EXECUTIVE DIRECTORS WHO HAVE SERVED MORE THAN NINE YEARS

Ms. Chia-Yue Chang, Dr. Zhiwu Chen and Ms. May Yihong Wu will retire as Directors by rotation. All of the aforementioned retiring Directors, being eligible, will offer themselves for re-election at the AGM.

Pursuant to Code Provision B.2.2 of the Corporate Governance Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Pursuant to Code Provision B.2.3 of the Corporate Governance Code, if an independent non-executive director serves an issuer for more than nine years, any further appointment of such an independent non-executive director should be subject to a separate resolution to be approved by the shareholders. Since Dr. Zhiwu Chen and Ms. May Yihong Wu was appointed as independent Directors on January 24, 2014 and November 9, 2010, respectively, they have both served as an independent Director for more than nine years as of date of the AGM, a separate resolution will be proposed at the AGM to further appoint Dr. Zhiwu Chen and Ms. May Yihong Wu as an independent Director, respectively.

The Company has in place a nomination policy for nomination of directors (the “Director Nomination Policy”) pursuant to the Corporate Governance and Nominating Committee Charter which includes the nomination procedures and the process and criteria adopted by the Committee to select and recommend candidates for directorship. Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s business. In assessing the re-election of Ms. Chia-Yue Chang as a Director, and each of Dr. Zhiwu Chen and Ms. May Yihong Wu as an independent Director, the Corporate Governance and Nominating Committee and the Board considered their respective contribution and service to the Company, and reviewed their respective expertise and professional qualifications to determine whether each of Ms. Chia-Yue Chang, Dr. Zhiwu Chen and Ms. May Yihong Wu satisfies the criteria under the Director Nomination Policy. The Corporate Governance and Nominating Committee and the Board also took into account the diversity aspects (including without limitation, gender, age, nationality, culture, educational background and professional experience) and were of the view that the election of Ms. Chia-Yue Chang, Dr. Zhiwu Chen and Ms. May Yihong Wu as Directors will further complement the Company’s corporate strategy, and promote the Board diversity. The Corporate Governance and Nominating Committee was satisfied that each of Ms. Chia-Yue Chang, Dr. Zhiwu Chen, and Ms. May Yihong Wu has the required character, integrity and experience to continuously fulfill his/her role as Directors effectively.

LETTER FROM THE BOARD

The Board has received from Dr. Zhiwu Chen and Ms. May Yihong Wu their respective annual confirmation of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Each of them had no financial or family relationships with any Directors, senior management or substantial shareholders or single largest shareholders of the Company, each of them met the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules, and as of the Latest Practicable Date, the Company did not receive any notification from them that there has been a subsequent change of circumstances which affected their independence.

While serving on the Board for over nine years could be relevant to the assessment of independence of a Director, the Board was of the view that the independence of a Director cannot be solely determined by his/her period of service in the Company. In assessing the independence of Dr. Zhiwu Chen and Ms. May Yihong Wu, the Board and the Corporate Governance and Nominating Committee considered their respective character and judgment with reference to their respective contribution to the Board.

Throughout Dr. Zhiwu Chen and Ms. May Yihong Wu’s respective directorship with the Company, each of them participated in Board meetings to give impartial advice and exercise independent judgment, served on various committees of the Board, and never engaged in any executive management. Taking into consideration of their respective independent scope of work in the past years, the Board considered that the long service of Dr. Zhiwu Chen and Ms. May Yihong Wu would not affect the exercise of their respective independent judgment and was satisfied that each of Dr. Zhiwu Chen and Ms. May Yihong Wu has the required character, integrity and experience to continue fulfilling the role of an independent Director. In addition, neither Dr. Zhiwu Chen or Ms. May Yihong Wu held seven or more listed company directorship as of the Latest Practicable Date and thus can give sufficient time and attention to the Company’s affairs. The Board was therefore of the view that each of Dr. Zhiwu Chen and Ms. May Yihong Wu meets the independence criteria set out in Rule 3.13 of the Hong Kong Listing Rules and that he/she is able to continue to fulfil his/her role as an independent Director. The Board believed that the continued tenure of Dr. Zhiwu Chen and Ms. May Yihong Wu will bring considerable stability to the Board and the Board will benefited greatly from the presence of Dr. Zhiwu Chen and Ms. May Yihong Wu, who both have over time gained valuable insight into the Group.

In view of the above, the Board, on the recommendation of the Corporate Governance and Nominating Committee, recommended Ms. Chia-Yue Chang, Dr. Zhiwu Chen and Ms. May Yihong Wu for re-election at the AGM. Biographical details of the aforementioned retiring Directors which are required to be disclosed pursuant to the Hong Kong Listing Rules, are set out in Appendix I to this circular.

LETTER FROM THE BOARD

3.	PROPOSED GRANT OF REPURCHASE MANDATE AND ISSUANCE MANDATE

Repurchase Mandate

In order to give the Company the flexibility to repurchase Shares and/or ADSs on-market if and when appropriate and in accordance with Rule 10.06(1)(ii) of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM for the Shareholders to consider and, if thought fit, to approve the grant of the Repurchase Mandate to the Directors to repurchase Shares and/or ADSs of not exceeding 10% of the number of issued Shares as of the date of passing of such ordinary resolution. As of the Latest Practicable Date, the Company had a total of 31,945,575 issued Shares. Subject to the passing of relevant ordinary resolution and assuming that the number of issued Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 3,194,557 Shares. As of the Latest Practicable Date, the Board had no present intention to cause the Company to repurchase any Shares and/or ADSs under the Repurchase Mandate.

The Repurchase Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Repurchase Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

An explanatory statement required by the Hong Kong Listing Rules to be sent to all Shareholders in connection with the Repurchase Mandate is set out in Appendix I to this circular.

Issuance Mandate

In order to give the Company the flexibility to issue Shares and/or ADSs if and when appropriate and in accordance with Rule 13.36 of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM for the Shareholders to consider and, if thought fit, to approve the grant of the Issuance Mandate to the Directors to issue, allot or deal with unissued Shares and/or ADSs not exceeding 20% of the total number of issued Shares as of the date of passing of such ordinary resolution. As of the Latest Practicable Date, the Company had a total of 31,945,575 issued Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Shares which may be issued pursuant to the Issuance Mandate will be 6,389,115 Shares.

LETTER FROM THE BOARD

After the passing of the relevant resolution in the AGM and until the conclusion of the next annual general meeting of Shareholders to be held tentatively in May or June 2024, (i) the Company may issue no more than 1,500,000 Shares, accounting for approximately 4.70% of the Company’s voting rights as of the Latest Practicable Date, under the Issuance Mandate to the affected clients of the Camsing Incidents (as defined in the Prospectus) who accepted the settlement offer as of the Latest Practicable Date under the relevant RSU plan; and (ii) the Company may also issue no more than 1,500,000 Shares, accounting for approximately 4.70% of the Company’s voting rights as of the Latest Practicable Date, under the Issuance Mandate to the affected clients of the Camsing Incidents who might accept the settlement offer between passing the relevant resolution in the AGM and until the conclusion of the next annual general meeting of Shareholders to be held tentatively in May or June 2024. As of the Latest Practicable Date, the Company granted a total of 3,715,114 RSUs to 595 out of the total of 818 affected clients of the Camsing Incident. Each RSU allows the grantees to receive one Share. The Company offered two RSU vesting plans (Plan A and Plan B) for the affected clients to choose from. Under Plan A, the Company would issue RSUs to affected clients based on a vesting schedule, whereby 10% of the RSUs would be vested immediately upon the acceptance of the settlement offer and the remaining 90% of the RSUs would be vested evenly in the following nine years. Under Plan B, on the third anniversary of the acceptance of the Offer (as defined in the Prospectus), the affected clients would either decide to (a) receive an entitlement to future investment returns generated by the Camsing Credit Funds (as defined in the Prospectus), while remaining unable to initiate claims against the Group; or (b) receive 40% of the RSUs, and on each subsequent anniversary, the Company would vest the remaining 60% of the RSUs evenly for the following six years. All RSUs issued within the period from contract inception to the third anniversary of contact shall not be vested until the investor chooses to retain the RSUs. For further details, please refer to Note 16 to the consolidated financial statements of the 2022 annual report of the Company.

Save as disclosed above, as of the Latest Practicable Date, the Board had no present intention to cause the Company to issue, allot or deal with unissued Shares and/or ADSs under the Issuance Mandate.

In addition, a separate ordinary resolution will also be proposed to approve the extension of the Issuance Mandate by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Shares and/or ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such additional amount shall not exceed 10% of the aggregate number of the Shares in issue as of the date of passing of such ordinary resolution.

The Issuance Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Issuance Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

LETTER FROM THE BOARD

4.	DECLARATION OF FINAL DIVIDEND

The Board resolved to propose to the Shareholders a Final Dividend of RMB5.5 (equivalent to US$0.8, or HK$6.2, based on the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board) per share (tax inclusive) (with an aggregate amount of approximately RMB176.5 million (equivalent to US$25.6 million, or HK$199.9 million) (tax inclusive), subject to adjustment to the number of shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment) in respect of the year ended December 31, 2022 to Shareholders who are entitled to dividends. Subject to the approval of the Shareholders at the AGM, the proposed Final Dividend will be payable to the Shareholders whose names appear on the register of members of the Company on the Dividend Record Date.

The Company will make further announcement in respect of the details of the dividend distribution, including but not limited to the Dividend Record Date, book closure dates, exchange rate and tax arrangements in due course and in accordance with the Articles of Association, applicable laws and regulations and the Hong Kong Listing Rules.

5.	PROPOSED RE-APPOINTMENT OF THE AUDITOR

The Board resolved to propose to the Shareholders to re-appoint Deloitte Touche Tohmatsu as the independent auditor of the Company for the year ending December 31, 2023 and to hold the office until the conclusion of the next annual general meeting of the Company.

The re-appointment of the independent auditor of the Company has been reviewed by the audit committee of the Company which made recommendation to the Board that the re-appointment be submitted and proposed for Shareholders’ approval at the AGM.

A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. Deloitte Touche Tohmatsu have indicated their willingness to be re-appointed as auditor of the Company for the said period.

6.	GENERAL

AGM

The notice of the AGM is set out on pages 20 to 25 of this circular. The form of proxy for use at the AGM is also enclosed with this circular. The AGM will be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Monday, June 12, 2023 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Sunday, June 11, 2023, New York time), and at any adjourned meeting thereof. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

LETTER FROM THE BOARD

Record date, share ownership and quorum

The Board has fixed the close of business on Monday, April 17, 2023, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary shares. Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. Holders of ADSs as of the close of business on Monday, April 17, 2023, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

One or more Shareholders at least 10% of all issued voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Voting and solicitation

Each ordinary share issued as of the close of business on the Shares Record Date is entitled to one vote at the AGM. A resolution put to the vote at the AGM will be decided by way of poll in accordance with Rule 13.39(4) of the Hong Kong Listing Rules. A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution.

Voting by holders of Shares

When proxy forms are properly dated, executed and returned by holders of ordinary shares to the mailing address as set out in the proxy form by no later than 9:00 a.m. on June 10, 2023, Hong Kong time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the ordinary shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of ordinary shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). The return of a form of proxy will not preclude the Shareholder from attending and voting in person at the AGM.

LETTER FROM THE BOARD

Voting by holders of ADSs

As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. (or its custodian), in its capacity as depositary of the ADSs, may attend and vote (or cause its custodian to attend and vote) those ordinary shares at the AGM.

The Company has requested Citibank, N.A., as depositary of the ADSs, to distribute to ADS holders of record as of the ADS Record Date, the notice of the AGM, the proxy statement and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank, N.A.

Upon timely receiving a duly completed ADS voting instructions cards from an ADS holder in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the amount of ordinary shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instructions as follows: given that voting takes place at the AGM by poll, Citibank, N.A. will vote the ordinary shares in accordance with the voting instructions received from ADS holders of record. If Citibank, N.A. does not receive the ADS voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of November 9, 2010, as amended, by and among the Company, Citibank, N.A., as the depositary, and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of ordinary shares represented by such ADSs unless the Company informs Citibank, N.A. that (a) it does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of the holders of ordinary shares represented by ADSs may be materially adversely affected. Citibank, N.A. shall not under any circumstances exercise any discretion as to voting or vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the ordinary shares represented by ADSs except pursuant to and in accordance with the voting instructions timely received from ADS holders or as specifically contemplated in the deposit agreement for the ADSs.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return the ADS voting instruction card to Citibank, N.A. in a timely manner, in which case the ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on June 2, 2023, New York time, to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

Revocability of proxies and ADS instruction card

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting instruction card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh ADS voting instruction card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS voting instruction card set forth above, or (b) for holders of Shares only, by attending the AGM and voting in person at the AGM.

In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Hong Kong Listing Rules.

7.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

8.	RECOMMENDATION

The Directors believe that the proposed resolutions set out in this circular and notice of AGM in relation to the re-election of retiring Directors and continuing appointment of independent Directors who have served more than nine years, the grant of the Repurchase Mandate and the Issuance Mandate, the declaration of Final Dividend, the re-appointment of the auditor, are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor of all such resolutions to be proposed at the AGM.

9.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular and the notice of the AGM.

Yours faithfully, for and on behalf of the Board of Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang Chairwoman of the Board

APPENDIX I PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

The following are the particulars of the retiring Directors proposed to be re-elected at the AGM.

DIRECTORS

1.	Chia-Yue Chang (章嘉玉)

Ms. Chia-Yue Chang (章嘉玉), aged 62, has been a Director since August 2007. She has been serving as the vice director of Noah Upright since July 2021. She served as the chief marketing officer from January 2017 to February 2021, and served as the general manager of Noah Upright from July 2011 to March 2018 and from March 2019 to December 2020. From March 2021, she has also been serving as the director of the ethics compliance committee (including discipline supervision and compliance), the fairness committee and the sustainable development committee, respectively, of our Company.

Ms. Chang received her master’s degree in library science from University of California, Los Angeles in California, the U.S., in March 1987, and her bachelor’s degree in library science from National Taiwan University (國立台灣大學) in Taiwan, in June 1983.

INDEPENDENT DIRECTORS

2.	Dr. Zhiwu Chen (陳志武)

Dr. Zhiwu Chen (陳志武), aged 60, has served as an independent Director since January 2014. Dr. Chen has been a faculty member at the University of Hong Kong since July 2016, and is currently serving as a director of the Hong Kong Institute for Humanities and Social Sciences (HKIHSS) and the Centre for Quantitative History (CQH), the chair professor of Finance and Cheng Yu-Tung Professor in Finance at the University of Hong Kong. Dr. Chen is a former professor of finance at Yale University from 1999 to 2017. He was also a special-term visiting professor at School of Economics of Peking University (北京大學) and at School of Social Science and School of Economics and Management of Tsinghua University (清華大學). In 2001, Dr. Chen also co-founded Zebra Capital Management, L.L.C. and remained with the company with the position as chief investment manager until March 2011.

Dr. Chen received research awards including the Graham and Dodd Award in 2013 by Financial Analysts Journal, the Pacesetter Research Award in 1999 by Genetic Metabolic Dietitians International, and the Chicago Board Options Exchange Competitive Research Award in 1994 by Pacific-Basin Finance Journal. Dr. Chen was listed as one of the top ten political influencers in China by Burson-Marsteller’s 2012 “G20 Influencers” report. Dr. Chen was also one of members of the International Advisory Board of the CSRC from August 2012 to November 2019.

APPENDIX I PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

Since March 2021, Dr. Chen has been serving as an independent non-executive director at Bairong Inc., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 06608). Since August 2022, Dr. Chen has been serving as an independent non-executive director at GigaCloud Technology Inc., the shares of which are listed on NASDAQ (ticker symbol: GCT). From July 2015 to October 2018, he served as an independent non-executive Director of IDG Energy Investment Limited (previously known as Shun Cheong Holdings Limited), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00650). From May 2011 to June 2017, he served as an independent non-executive director at PetroChina Company Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00857), the Shanghai Stock Exchange (stock code: 601857) and the New York Stock Exchange (ticker symbol: PTR). From November 2010 to August 2018, he served as an independent non-executive director of Bank of Communications Co., Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03328) and the Shanghai Stock Exchange (stock code: 601328).

Dr. Chen received his Ph.D. in financial economics from Yale University in December 1990, his master’s degree in systems engineering from Changsha Institute of Technology (長沙工學院) (currently known as National University of Defense Technology (國防科技大學)) in Hunan, China, in January 1986 and his bachelor’s degree in computer science from Central South University (中南大學) in Hunan, China, in July 1983.

3.	May Yihong Wu (吳亦泓)

Ms. May Yihong Wu (吳亦泓), formerly named as Ning Wu (吳寧), aged 55, has been serving as an independent Director since November 2010. Since July 2019, Ms. Wu has been serving as the board adviser of Homeinns Hotel Group, a leading economy hotel chain company in China, the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010. Since May 2017, Ms. Wu has been serving as an independent non-executive director, and chairwoman of the audit committee of Swire Properties Limited, a leading real estate developer and manager based in Hong Kong, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01972).

Ms. Wu obtained her MBA degree from the J.L. Kellogg Graduate School of Management (currently known as Kellogg School of Management) at Northwestern University in Illinois, the U.S., in June 1998, her master’s degree of arts in economics from Brooklyn College of the City University of New York in New York, the U.S., in June 1993 and her bachelor’s degree in biochemistry from Fudan University in Shanghai, China in July 1989.

Recommendations to the Board for the proposal for re-election of each of Ms. Chia-Yue Chang, Dr. Zhiwu Chen and Ms. May Yihong Wu as Directors were made by the Nomination and Corporate Governance Committee in accordance with the nomination criteria, after having considered a range of diversity perspectives including but not limited to gender, age, race, language, cultural background, educational background, industry experience and professional experience as set out in the board diversity policy of the Company. The Nomination and Corporate Governance Committee had also taken into account of the respective contributions of Ms. Chia-Yue Chang, Dr. Zhiwu Chen and Ms. May Yihong Wu to the Board and their commitment to their roles.

APPENDIX I PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

The Board would consider to enhance its diversity with different expertise when re-electing an independent Director. Each of Dr. Zhiwu Chen and Ms. May Yihong Wu has confirmed their independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board considered each of Dr. Zhiwu Chen and Ms. May Yihong Wu are independent and can bring further contribution to the Board and its diversity.

Ms. Chia-Yue Chang, being the Director since August 29, 2007, the term of whose directorship is also subject to the retirement and rotation provisions set out in the Corporate Governance Code and relevant requirement under the Articles of Association. Her director agreement can be terminated in accordance with the terms and conditions thereof or by either party thereof giving to the other not less than 30 days’ prior written notice. Ms. Chia-Yue Chang has been serving as the vice director of Noah Upright since July 2021 and is entitled to receive annual salary and discretionary bonus for her service with Noah Upright.

Dr. Zhiwu Chen, being the independent Director since January 24, 2014, the term of whose directorship is also subject to the retirement and rotation provisions set out in the Corporate Governance Code and relevant requirement under the Articles of Association. His independent director agreement can be terminated in accordance with the terms and conditions thereof or by either party thereof giving to the other not less than 30 days’ prior written notice.

Ms. May Yihong Wu, being the independent Director since November 9, 2010, the term of whose directorship is also subject to the retirement and rotation provisions set out in the Corporate Governance Code and relevant requirement under the Articles of Association. Her independent director agreement can be terminated in accordance with the terms and conditions thereof or by either party thereof giving to the other not less than 30 days’ prior written notice.

Save as disclosed above, none of the Directors has or is proposed to have entered into any service agreement or letter of appointment with any member of the Group (excluding agreements expiring or determinable by any member of the Group within one year without payment of compensation other than statutory compensation).

Ms. Chia-Yue Chang, being the Director, is entitled to receive director compensation in her capacity as a Director under her director agreement which is determined by the Board with reference to her duties and responsibilities with the Group, the Company’s remuneration policy and the performance of the Group.

Dr. Zhiwu Chen, being the independent Director, is entitled to receive director compensation biannually for his terms of appointment under his independent director agreement, which is determined by the Board with reference to his duties and responsibilities with the Group, the Company’s remuneration policy and the performance of the Group.

Ms. May Yihong Wu, being the independent Director, is entitled to receive director compensation annually for her terms of appointment under her independent director agreement, which is determined by the Board with reference to her duties and responsibilities with the Group, the Company’s remuneration policy and the performance of the Group.

APPENDIX I PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

Save as disclosed herein, each of Ms. Chia-Yue Chang, Dr. Zhiwu Chen and Ms. May Yihong Wu are not entitled to any remuneration for the directorships held within the Group other than the Company.

As of the Latest Practicable Date, Ms. Chia-Yue Chang had interests or deemed to be interested in 2,064,501 Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 6.46% of the total Shares in issue; Dr. Zhiwu Chen had interests or deemed to be interested in 8,000 Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 0.02% of the total Shares in issue; and Ms. May Yihong Wu, had interests or deemed to be interested in 19,000 Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 0.05% of the total Shares in issue.

Save as disclosed above and immediately preceding the Latest Practicable Date, each of the above retiring Directors had not held any directorships in other listed public companies during the past three years or any other major appointments and professional qualifications, did not hold any other position with the Company or other members of the Group and did not have any other relationships with any of the other Directors, senior management, substantial shareholders or single largest shareholders of the Company.

Save as disclosed above, there are no other matters concerning each of the above retiring Directors that need to be brought to the attention of the Shareholders in connection with his re-election and there is no other information that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

APPENDIX II EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

This appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Hong Kong Listing Rules, to provide information for all Shareholders to make a reasonably informed decision on whether to vote for or against the ordinary resolution with respect to the Repurchase Mandate to be proposed at the AGM.

1.	SHARE CAPITAL

As at the Latest Practicable Date, the Company had a total of 31,945,575 issued Shares.

Subject to the passing of the ordinary resolution with respect to the Repurchase Mandate to be proposed at the AGM, and on the basis that the Company’s total issued share capital remains unchanged from Latest Practicable Date to the date of the AGM, the Directors would be authorized under the Repurchase Mandate to repurchase up to 3,194,557 Shares during the Repurchase Mandate period, representing 10% of the Company’s total issued Shares as of the Latest Practicable Date.

2.	REASONS FOR REPURCHASING SHARES

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Shares and/or ADSs in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or ADS and/or its earnings per Share and/or ADS and will be made only when the Directors believe that such repurchases will benefit the Company and Shareholders.

The Directors have no present intention to cause the Company to repurchase any Shares and/or ADSs and they would exercise the power to repurchase only in circumstances where they consider that the repurchase would be in the best interests of the Company and Shareholders.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs, if any, will be funded from the Company’s internal resources, which includes funds legally available for such purposes in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF REPURCHASES

The Directors consider that the exercise of the Repurchase Mandate in full will not have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Company’s annual report for the year ended December 31, 2022). The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital requirements or gearing levels that, in the opinion of the Directors, are from time to time appropriate for the Company.

APPENDIX II EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE AND THE PUBLIC FLOAT REQUIREMENT

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of the Latest Practicable Date, to the best knowledge and belief of the Directors, the single largest Shareholder, Ms. Jingbo Wang, through certain entities controlled by her, beneficially owned 6,847,644 ordinary shares, representing approximately 21.44% of the issued Shares. In the event that the Directors exercise in full the Repurchase Mandate, the interests of the largest Shareholder will be increased to approximately 23.82% of the issued Shares of the Company (assuming that the number of issued Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM).

As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the largest Shareholder to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares pursuant to the Repurchase Mandate.

The Directors will not exercise the Repurchase Mandate to such an extent as a result of such repurchase, the number of Shares in public hands falls below 25% of the total number of issued Shares. To the best knowledge of the Company, the public float of the Company is over 40% as of the Latest Practicable Date. For illustrative purposes only, assuming the Shares in issue remain unchanged from the Latest Practicable Date to the date of the AGM, the public float of the Company will reduce to over 30% in the event of the full exercise of the Repurchase Mandate, which is still above the 25% requirement under Rule 8.08(1)(a) of the Hong Kong Listing Rules.

6.	UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Repurchase Mandate in accordance with the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and the Articles of Association.

APPENDIX II EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

Set out below are the highest and lowest prices at which the Shares traded on the Hong Kong Stock Exchange for the last twelve months and until the Latest Practicable Date:

	Share price (per Ordinary Share)
	Highest (HK$)	Lowest (HK$)
2022
July (since the Listing Date)	286.400	267.200
August	307.800	240.800
September	258.000	213.000
October	216.800	212.800
November	270.000	200.800
December	250.000	226.200

2023
January	307.000	220.000
February	326.800	308.000
March	309.600	270.000
April (up to the Latest Practicable Date)	270.000	269.800

8.	REPURCHASES OF SHARES

As of the Latest Practicable Date, the Company did not repurchase any Shares on the Hong Kong Stock Exchange. During the previous six months immediately prior to the Latest Practicable Date, no repurchases of Shares have been made by the Company otherwise.

9.	GENERAL

None of the Directors, nor, to the best of the Directors’ knowledge having made all reasonable enquiries, any of their close associates (as defined in the Hong Kong Listing Rules), has any present intention, in the event that the Repurchase Mandate is approved, to sell any Shares to the Company.

No core connected person (as defined in the Hong Kong Listing Rules) has notified the Company that he/she/it has a present intention to sell Shares to the Company, or that he/she/it has undertaken not to sell any Shares held by them to the Company, if the Repurchase Mandate is exercised.

NOTICE OF ANNUAL GENERAL MEETING

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Noah Holdings Private Wealth and Asset Management Limited (the “Company”) serves as the notice of Annual General Meeting (the “Annual General Meeting” or “AGM”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at ir.noahgroup.com.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated April 25, 2023 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Annual General Meeting will be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong on Monday, June 12, 2023 at 9:00 a.m. Hong Kong time (or 9:00 p.m. on June 11, 2023, New York time), and at any adjourned meeting thereof, for the purpose to consider and vote on the following:

ORDINARY RESOLUTIONS

1.	To receive and consider the audited consolidated financial statements of the Company and the reports of the Directors and auditor of the Company for the year ended December 31, 2022;

2.	(A) To re-elect the following directors of the Company (the “Directors”):

(i)	Ms. Chia-Yue Chang to serve as a Director, subject to her earlier resignation or removal;

(ii)	Dr. Zhiwu Chen, who has served more than nine years since January 24, 2014, to serve as an independent Director, subject to his earlier resignation or removal; and

(iii)	Ms. May Yihong Wu, who has served more than nine years since November 9, 2010, to serve as an independent Director, subject to her earlier resignation or removal;

(B)  To authorize the Board to fix the remuneration of the Directors;

NOTICE OF ANNUAL GENERAL MEETING

3.	To consider, approve and declare a Final Dividend of RMB5.5 (equivalent to US$0.8, or HK$6.2, based on the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board) per share (tax inclusive) (with an aggregate amount of approximately RMB176.5 million (equivalent to US$25.6 million, or HK$199.9 million) (tax inclusive), subject to adjustment to the number of shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment) in respect of the year ended December 31, 2022;

4.	To re-appoint Deloitte Touche Tohmatsu as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2023;

5.	As special business, to consider and if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares in the capital of the Company or securities convertible into shares, or options, warrants or similar rights to subscribe for shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into shares of the Company) which may require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(iii)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors during the Relevant Period (as hereinafter defined) pursuant to paragraph (i) of this resolution above, otherwise than pursuant to (1) a Rights Issue (as hereinafter defined); (2) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangement for the time being adopted for the grant or issue to the directors, officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; (3) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association in force from time to time; or (4) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing convertible notes issued by the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed the aggregate of 20 per cent of the aggregate number of the shares of the Company in issue as of the date of passing this resolution and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(iv)	for the purpose of this resolution:

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of Association to be held; and

(3)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting; and

(b)	“Rights Issue” means an offer of shares in the capital of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Directors to holders of shares in the capital of the Company or any class thereof whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or, having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the exercise or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, any recognized regulatory body or any stock exchange applicable to the Company).”

NOTICE OF ANNUAL GENERAL MEETING

(B)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares and/or shares underlying the ADSs of the Company on the Hong Kong Stock Exchange or on any other stock exchange on which the shares of the Company may be listed and recognized for this purpose by the Securities and Futures Commission and the Hong Kong Stock Exchange under the Code on Share Buy-backs and, subject to and in accordance with all applicable laws and the Hong Kong Listing Rules, be and is hereby generally and unconditionally approved;

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its shares and/or shares underlying the ADSs at a price determined by the Directors;

(iii)	the aggregate number of the shares of the Company in issue, which maybe repurchased by the Company during the Relevant Period (as hereinafter defined) pursuant to the approval in paragraph (i) above shall not exceed 10 per cent of the aggregate number of the shares of the Company in issue as of the date of passing of this resolution, and the said approval shall be limited accordingly;

(iv)	subject to the passing of each of the paragraphs (i), (ii) and (iii) of this resolution, any prior approvals of the kind referred to in paragraphs (i),

(ii) and (iii) of this resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(v)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of Association to be held; and

(c)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting.”

NOTICE OF ANNUAL GENERAL MEETING

(C)	“That conditional upon the resolutions numbered 5(A) and 5(B) set out in the notice convening this meeting being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with new shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to the ordinary resolution numbered 5(A) set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate number of the shares of the Company in issue which may be allotted or agreed conditional or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate number of the shares and/or shares underlying the ADSs of the Company in issue repurchased by the Company under the authority granted pursuant to ordinary resolution numbered 5(B) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate number of the shares of the Company in issue as of the date of passing of this resolution.”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Monday, April 17, 2023, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary shares.

Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Monday, April 17, 2023, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the AGM.

ATTENDING THE AGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/its rights at the AGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the ordinary shares represented by their ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting instruction card (for holders of ADSs), both of which are available on the website of the Company at ir.noahgroup.com.

NOTICE OF ANNUAL GENERAL MEETING

Holders of the Shares on the Company’s register of members as of the Shares Record Date shall to date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:00 a.m. on June 10, 2023, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on June 2, 2023, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at ir.noahgroup.com, or the Hong Kong Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board Noah Holdings Private Wealth and Asset Management Limited Jinbo Wang Chairwoman of the Board

Hong Kong, April 25, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as Directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent Directors.

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